Exhibit 99.1

BANK OF MONTREAL

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED OCTOBER 31, 2012

Dated December 4, 2012

TABLE OF CONTENTS

	Annual Information Form	2012 Financial Statements	Management’s Discussion and Analysis[1]

EXPLANATORY NOTES AND CAUTIONS	3
Cautionary Statement	3		27-29

CORPORATE STRUCTURE	4	182

GENERAL DEVELOPMENT OF THE BUSINESS	4
Three Year History	4		25-27, 43-58

DESCRIPTION OF THE BUSINESS	5
Business	5	Note 26	25-27, 43-58
Supervision and Regulation in Canada	5
Supervision and Regulation in the United States	5
International Supervision and Regulation	6		62-63
Competition	6
Environmental, Social and Governance Issues	7

DIVIDENDS	7	156, Note 20	63-64

DESCRIPTION OF CAPITAL STRUCTURE	7	Note 20 and 21	60-64
Description of Common Shares	7	Note 20
Description of Preferred Shares	7	Note 20
Certain Provisions of the Class A Preferred Shares as a Class	7	Note 20
Certain Provisions of the Class B Preferred Shares as a Class	8	Note 20
Restraints on Bank Shares under the Bank Act	8	Note 20
Ratings	9

MARKET FOR SECURITIES	10
Trading Price and Volume	10
Prior Sales	11	Note 17

DIRECTORS AND EXECUTIVE OFFICERS	11
Board of Directors	11
Board Committee Members	11
Executive Officers	12
Shareholdings of Directors and Executive Officers	12
Additional Disclosure for Directors and Executive Officers	12

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	13	Note 28

TRANSFER AGENT AND REGISTRAR	13

INTERESTS OF EXPERTS	13	117-118

AUDIT AND CONDUCT REVIEW COMMITTEE INFORMATION	13
Composition of the Audit and Conduct Review Committee	13
Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees	14		74

ADDITIONAL INFORMATION	14

APPENDIX I	15

APPENDIX II	21

1 As indicated, parts of the Bank’s Consolidated Financial Statements (“2012 Financial Statements”) and Management’s Discussion and Analysis (“2012 MD&A”) for the fiscal year ended October 31, 2012 are incorporated by reference into this Annual Information Form. The 2012 Financial Statements and the 2012 MD&A are available on SEDAR (www.sedar.com).

EXPLANATORY NOTES AND CAUTIONS

Unless specifically stated otherwise in this Annual Information Form:

•	all dollar amounts are in Canadian dollars;

•	“BMO Financial Group”, the “Bank”, “BMO®”, “we”, or “our” means Bank of Montreal and, as applicable, its subsidiaries;

•	information is presented as at October 31, 2012;

•	BMO, BMO and the M-bar roundel symbol, BMO Capital Markets, InvestorLine and M&I are trade-marks of Bank of Montreal or one of its subsidiaries;

•	DBRS is a registered trade-mark of Dominion Bond Rating Service;

•	Standard & Poor’s and S&P are registered trade-marks of Standard & Poor’s Financial Services LLC;

•	Moody’s is a registered trade-mark of MIS Quality Management Corp.; and

•	Fitch is a registered trade-mark of Fitch Inc.

Cautionary Statement

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Information Form (including documents incorporated by reference), and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Information Form not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes and our ability to anticipate and effectively manage the risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 27 to 29 of the 2012 MD&A, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements whether written or oral, that may be made from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our operations, prospects, risks and other external factors that impact us specifically as at and for the periods ended on the dates presented, as well as certain strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on Bank of Montreal’s business, including those described under the heading Economic Developments in the 2012 MD&A, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

CORPORATE STRUCTURE

Bank of Montreal commenced business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”), and is named in Schedule I of the Bank Act. The Bank Act is the charter of the Bank and governs its operations.

The Bank’s head office is located at 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6 and its executive offices are located at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Bank of Montreal uses a unified branding approach that links the organization’s member companies under the brand “BMO Financial Group”. Information about the intercorporate relationships among Bank of Montreal and its principal subsidiaries is provided on page 182 of the 2012 Financial Statements, which page is incorporated herein by reference. These subsidiaries are incorporated under the laws of the state, province or country in which their head or principal office is located with the exception of: BMO Harris Financial Advisors, Inc., BMO (U.S.) Lending, LLC, BMO Global Capital Solutions, Inc., BMO Capital Markets Corp., BMO Harris Financing, Inc., BMO Financial Corp., BMO Asset Management Corp., psps Holdings, LLC, and BMO Capital Markets GKST Inc., each of which is incorporated in Delaware.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at July 31, 2012, BMO was the fourth largest chartered bank in Canada in terms of assets, equity and market capitalization.

On April 23, 2010, the Bank announced the acquisition of certain assets and liabilities of AMCORE Bank N.A., a Rockford, Illinois-based bank, from the Federal Deposit Insurance Corporation (“FDIC”). The acquisition added approximately US$2.2 billion in deposits and US$2.5 billion in assets as well as quality locations and a good customer base that expanded the Bank’s branch network into key markets in northern Illinois and southern Wisconsin.

On April 28, 2011, the Bank acquired Hong Kong-based Lloyd George Management (“LGM”), for cash consideration of $82 million, subject to certain post-closing adjustments. The Bank expects to pay future, contingent consideration of approximately $13 million based upon meeting certain revenue thresholds over three years. Prior to the acquisition, LGM was an independent investment manager specializing in Asia and Global Emerging Markets. The acquisition expanded the Bank’s investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies and at the time of closing, added approximately $5 billion to the Bank’s assets under management.

On July 5, 2011, the Bank completed the acquisition of Marshall & Ilsley Corporation (“M&I”) for consideration of approximately $4.1 billion in the form of approximately 67 million common shares issued to M&I shareholders. At the time of the acquisition, certain bank mergers also occurred. Specifically, M&I Marshall and Ilsley Bank, M&I Bank N.A. (the successor to M&I Bank FSB) and The Harris Bank N.A. merged into what is now named BMO Harris Bank N.A. In addition, immediately prior to the closing of the transaction, a subsidiary of the Bank purchased from the U.S. Treasury all of M&I’s outstanding Troubled Asset Relief Program or ‘TARP’ preferred shares and warrants for cash consideration of approximately US$1.6 billion. In respect of the M&I acquisition, the Bank filed a Business Acquisition Report on Form 51-102F4 on July 22, 2011 on SEDAR that can be found under the Bank’s profile at www.sedar.com.

At closing, the acquisition of M&I added $29 billion of loans, after adjustment for expected credit losses, and $34 billion of deposits, more than doubled the Bank’s U.S. branch count and added approximately one million customers. The Bank now expects that annual cost savings from the integration of M&I and the Bank will exceed US$400 million, up from the US$300 million estimate a year ago.

On August 1, 2012, the Bank acquired a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services. The investment provides an effective vehicle to expand the Bank’s offering to high net worth and institutional clients in China.

BMO has had common share buyback programs in place for several years prior to 2012. The most recent program expired on December 15, 2011, and the Bank did not purchase any common shares under the program. On December 4, 2012, the Bank announced an intent to commence a new normal course issuer bid for up to 15,000,000 common shares subject to the approval of the Toronto Stock Exchange and the Office of the Superintendent of Financial Institutions (Canada).

For additional information regarding the general development of BMO’s business and our strategies for the upcoming year, see pages 25 to 27 and 43 to 58 of the 2012 MD&A, which pages are incorporated herein by reference.

This Three Year History section contains forward-looking statements. Please see the Cautionary Statement on page 2.

DESCRIPTION OF THE BUSINESS

Business

BMO offers a broad range of credit and non-credit products and services directly and through Canadian and non-Canadian subsidiaries, offices and branches. As at October 31, 2012, BMO had more than 12 million customers, approximately 46,000 full-time equivalent employees, maintained approximately 1,570 bank branches in Canada and the United States and operated internationally in major financial markets and trading areas through our offices in 24 other jurisdictions, including the United States. BMO Financial Corp. (“BMO Harris”) (formerly Harris Financial Corp.), based in Chicago and wholly-owned by Bank of Montreal, operates primarily through its subsidiary BMO Harris Bank N.A., which provides banking, financing, investing and cash management services in select markets in the U.S. Midwest. BMO provides a full range of investment dealer services through entities including BMO Nesbitt Burns Inc., a major fully-integrated Canadian investment dealer, and BMO Capital Markets Corp., Bank of Montreal’s wholly-owned registered securities dealer in the United States.

BMO conducts business through three operating groups: Personal and Commercial Banking (“P&C”) comprised of P&C Canada and P&C U.S.; Private Client Group (“PCG”); and BMO Capital Markets. P&C Canada operates across Canada, offering banking, financing, and investing solutions as well as card and payment services. Operating predominately in the U.S. Midwest under the BMO Harris brand, P&C U.S. provides personal and commercial clients with banking, lending, and treasury management services. PCG, BMO’s wealth management business, serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions including insurance products. PCG operates in both Canada and the United States as well as in Asia and Europe. BMO Capital Markets provides capital raising, investing, advisory, treasury and research services to corporate, institutional, and government clients in Canada, the United States, South America, Europe, Asia and Australia. Our Corporate Services group, which includes Technology and Operations, provides risk management, information technology and other corporate services to the three operating groups.

For additional information regarding BMO’s businesses, see pages 25 to 27 and 43 to 58 of the 2012 MD&A and Note 26 to the 2012 Financial Statements, which pages and Note are incorporated herein by reference.

Supervision and Regulation in Canada

Bank of Montreal’s activities in Canada are governed by the Bank Act.

The Bank Act provides that a bank may engage in and carry on the business of banking and such business generally as pertains to the business of banking together with certain additional activities including dealing with real property and various information services. There are restrictions on a bank undertaking certain activities including fiduciary activities, dealing in securities, insurance activities and personal property leasing. Other than for authorized types of insurance, a bank may not offer insurance products through its branch system or bank website.

The Bank Act grants a bank broad power of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, a bank generally has a substantial investment in a body corporate when: (1) the bank and entities controlled by the bank beneficially own more than 10% of the voting shares of the body corporate; or (2) the bank and entities controlled by the bank beneficially own shares representing more than 25% of the total shareholders’ equity of the body corporate. A bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain permitted substantial investments as set out in Part IX of the Bank Act. In certain cases, the approval of the Minister of Finance or the Superintendent of Financial Institutions (Canada) (the “Superintendent”) is required prior to making the investment.

The Superintendent is responsible to the Minister of Finance for the administration of the Bank Act. The Superintendent provides guidelines for disclosure of a bank’s financial information. The Superintendent is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister of Finance.

Supervision and Regulation in the United States

The activities of Bank of Montreal and its subsidiaries in the United States are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. As a foreign bank, Bank of Montreal is subject to various laws and regulations of the United States, including the United States International Banking Act of 1978, the United States Bank Holding Company Act of 1956, and related regulations. The Board of Governors of the Federal Reserve System, including the Federal Reserve Banks (the “Fed Board”), and state banking regulators oversee the operation of Bank of Montreal’s branches and offices in the United States. The Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority and state securities regulators regulate broker-dealer subsidiaries. The SEC and state securities regulators regulate registered investment advisor subsidiaries.

Bank of Montreal and its subsidiaries own two FDIC insured depository institutions in the United States that are engaged in cash management, fiduciary activities, and commercial and retail banking. The FDIC insured depository institutions are subject to various laws and regulations and examination by the Office of the Comptroller of the Currency. Fed Board approval is generally required for acquiring voting shares (in excess of 5%), control, or all or substantially all of the assets of a bank holding company, bank or savings association.

The Bank is also subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which is broad in scope and the reforms include heightened consumer protection, regulation of the over-the-counter derivatives markets, restrictions on proprietary trading and sponsorship of private investment funds by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. Many provisions of the Dodd-Frank Act continue to be subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on BMO or the financial services industry as a whole. As rulemaking evolves, the Bank is continually monitoring developments to ensure it is well-positioned to respond to and implement any required changes. We anticipate an increase in regulatory compliance costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The U.S. federal banking agencies, the SEC and the Commodity Futures Trading Commission have issued proposed rules to implement the

Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds. The agencies confirmed that banking entities have two years from July 21, 2012, to conform all of their activities and investments, or longer if the period is extended.

In addition, under the Dodd-Frank Act over-the-counter derivatives will be subject to a comprehensive regulatory regime. Certain derivatives will be required to be centrally cleared or traded on an exchange. Registration, reporting and business conduct requirements in respect of derivatives have been finalized and are expected to become effective in January, 2013. Capital and margin requirements relating to derivatives are currently being reviewed by national and international regulators.

The Fed Board has issued for comment a proposed rulemaking (the “Proposed Rule”) that would implement the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements. The Proposed Rule would establish new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management framework, concentration and credit exposure limits, resolution planning and credit exposure reporting. If implemented in its current form, the Proposed Rule would apply to BMO’s U.S. bank holding company subsidiary but not to BMO. The Fed Board has indicated that it intends to propose a rule designed specifically for the top level of foreign-domiciled bank holding companies, such as BMO.

BMO is currently assessing and preparing for the impact of these proposed rules on its operations.

This Supervision and Regulation in the United States section contains forward-looking statements. Please see the Cautionary Statement on page 2.

International Supervision and Regulation

Outside Canada and the United States each of Bank of Montreal’s branches, agencies and subsidiaries is also subject to the regulatory requirements of the country or jurisdiction in which it conducts its business. In December 2009, the Basel Committee on Banking Supervision published two consultative reform documents entitled “Strengthening the resilience of the banking sector” and “International framework for liquidity risk, measurement, standards and monitoring”, and released additional guidance in July and September 2010. The goal of these reforms is to strengthen the banking sector capital and liquidity frameworks and to raise the resilience of individual banking institutions in periods of stress. Collectively, these new global standards have been referred to as “Basel III”. Capital rules under Basel III come into effect in January, 2013 and are described by OSFI in drafts circulated publicly for comment. Consequently, the Bank’s regulatory capital in its first fiscal quarter of 2013 will be determined under Basel III. Additional information on Basel III is provided under the heading “Enterprise-Wide Capital Management – Pending Basel III Regulatory Capital Changes and 2012 Basel III Regulatory Capital Review” on pages 62 and 63 of the 2012 MD&A, which pages are incorporated by reference herein.

Competition

Canada’s financial services industry is highly competitive. It includes 24 domestic banks and over 50 foreign bank subsidiaries, branches and lending branches as well as a multitude of trust companies, credit unions, online and full-service brokerages, investment dealers, life and property and casualty insurance companies, mutual fund dealers and large mono-line financial institutions among others. Bank of Montreal competes with most of these companies in some form in our different businesses. However, our range of services is comparable to those of the other four major Canadian banks and they are our direct competitors in almost all our businesses and markets in Canada. Bank of Montreal was the fourth largest chartered bank in Canada in terms of assets, equity and market capitalization as at July 31, 2012, as well as in terms of revenue for the 12 months ended July 31, 2012. As at July 31, 2012, we were also among the largest banks in Canada and the United States, ranking eighth by total assets, ninth by market capitalization, and twelfth by total equity (based on Canadian data as at or for the twelve months ended July 31, 2012 and U.S. data as at or for the twelve months ended June 30, 2012).

The five major banks play a prominent role in the Canadian banking system, each maintaining an extensive branch network, augmented with Automated Banking Machines, telephone, internet and mobile banking facilities. Although products and services offered by the major banks are reasonably similar, competition occurs not only in the suite of products and services offered and the different pricing and service models adopted, but in the use of leading edge technology to gain strategic advantage, as well as the partnerships and alliances entered into by the various institutions to better serve their customers. Increased competition is also evident in the drive for scale and operating efficiencies. The industry is considered mature but growing moderately, supported by an overall focus on productivity and immigration. In recent years, Canada’s banks have become increasingly focused on their retail and commercial banking businesses.

P&C Canada’s banking business is among the top five in Canada in all core product areas with an approximate 11% share of personal lending, and an approximate 11% share of personal deposits. Working with BMO’s other operating groups, P&C Canada serves the financial needs of more than seven million customers. P&C Canada has been particularly successful in mid-market commercial banking with a number two market share of about 20% for business loans of $5 million and below.

In Canada, PCG’s wealth management businesses compete with domestic banks, trust companies, global private banks, investment counseling firms and mutual fund companies. PCG’s Canadian wealth management businesses have strong brand recognition and market position. PCG has a strong market share in each of its full-service brokerage, online brokerage and private banking businesses and has a family of exchange-traded funds. In fiscal 2012, BMO InvestorLine was ranked third overall and first among bank-owned online brokerages by The Globe and Mail in its most recent annual online brokerage rankings. In the United States, our wealth management businesses compete primarily in the private banking and asset management sectors with our strategic presence in the Chicago and Milwaukee area and in select high-growth wealth management markets across the United States.

BMO Capital Markets provides a full range of products and services to corporate, institutional and government clients. From 29 offices on five continents, including 16 in North America, BMO Capital Markets draws on expertise in areas including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, merchant banking, securitization, treasury and market risk management, foreign exchange, derivatives, debt and equity research and institutional sales and trading. BMO Capital Markets has a strong market share in highly competitive product areas such as equity and debt underwriting and mergers and acquisitions. The Equity Research Team has more than 75 research analysts, economists and strategists covering more than 950 public companies.

The competitive landscape in the United States is significantly more complex than in Canada, given the overall size and activity level of the market and the presence of community, regional and national competitors for many businesses such as personal and commercial banking as well as other financial service providers. P&C U.S. has a significant footprint in eight states, primarily focused in six contiguous states (Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas). As revenue growth remains constrained, competitors are attempting to capture market share through acquisitions, aggressive pricing and continuous investment in their brands to meet consumer expectations. The U.S. Midwest region remains highly contested because of growth opportunities presented by fragmentation in the market.

Consolidation has been underway in the financial services industry in Canada and the United States in recent years. This has affected trust companies, mutual fund managers, life insurers and credit unions. Canadian federal government policy has been to discourage large banks from merging. It is uncertain whether this will change in the near future but further consolidation and increased competition in the financial services industry overall is likely. Consolidation could significantly re-configure the North American financial services landscape in the future by widening the distinctions between various tiers of players.

Environmental, Social and Governance Issues

The Bank publishes a Sustainability Report and Public Accountability Statement, which provides details on how the Bank is addressing environmental, social and governance issues. This report and other related information is available on the Bank’s website www.bmo.com, under the heading “Corporate Responsibility.” Additional information about our environmental and social risks can be found under the heading “Enterprise-Wide Risk Management” beginning on page 75 of the Bank’s 2012 Management’s Discussion and Analysis.

DIVIDENDS

Information about the Bank’s dividends paid or payable per share on the common shares and each outstanding series of preferred shares in each of the three most recently completed years appears under the heading “Share Capital” in Note 20 beginning on page 156 of the 2012 Financial Statements, which page is incorporated by reference herein.

The Bank is prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on the Bank’s preferred shares have been paid or sufficient funds have been set aside to do so. The declaration amount and payment of future dividends is subject to the discretion of the Bank’s board of directors, and will be dependent upon the Bank’s results of operations, financial condition, cash requirements, future regulatory restrictions on the payment of dividends and other factors deemed relevant by the board of directors. Information about our dividends and our dividend payout range is provided on pages 63 and 64 of the 2012 MD&A, which pages are incorporated by reference herein.

DESCRIPTION OF CAPITAL STRUCTURE

The following summarizes certain provisions of the Bank’s common shares and preferred shares. This summary is qualified in its entirety by the actual terms and conditions of such shares. For more detail on the Bank’s capital structure, see pages 60 to 64 of the 2012 MD&A and Notes 20 and 21 of the 2012 Financial Statements, which pages and Notes, as applicable, are incorporated herein by reference.

Description of Common Shares

The authorized capital of the Bank includes an unlimited number of common shares without nominal or par value for unlimited consideration. The holders of common shares are entitled to: (i) vote at all meetings of the shareholders of the Bank except meetings at which only holders of a specified class or series of shares are entitled to vote; (ii) receive dividends as and when declared by the Board of Directors, subject to the preference of the holders of the preferred shares of the Bank; and (iii) receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof after payments to the holders of preferred shares of the Bank and payment of all outstanding debt.

Description of Preferred Shares

The authorized capital of the Bank includes an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency. The following describes certain general terms and provisions of the preferred shares.

Certain Provisions of the Class A Preferred Shares as a Class

Issuable in Series

The Class A Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution. As at December 1, 2012, there were no outstanding Class A Preferred Shares.

The Class A Preferred Shares of each series rank on parity with the Class A Preferred Shares of every other series and with every series of Class B Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Bank.

Creation and Issue of Shares

Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Class A Preferred Shares, create any other class of shares ranking equal with or superior to the Class A Preferred Shares. In addition, the Bank may not, without the prior approval of the holders of the Class A Preferred Shares as a class given as specified below under “Shareholder Approvals” (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the Class A Preferred Shares; or (ii) create or issue any additional series of Class A Preferred Shares or any shares ranking pari passu with the Class A Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends are payable have been declared and paid or set apart for payment in respect of each series of cumulative Class A Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends have been paid or set apart for payment in respect of each series of non-cumulative Class A Preferred Shares then issued and outstanding.

Voting Rights

The holders of the Class A Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified below under “Shareholder Approvals”.

Shareholder Approvals

Any approval to be given by the holders of the Class A Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66  2/3% of the votes cast at a meeting of holders of Class A Preferred Shares at which a majority of the outstanding Class A Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

Certain Provisions of the Class B Preferred Shares as a Class

Issuable in Series

The Class B Preferred Shares may be issued, from time to time, in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors may determine by resolution.

The Class B Preferred Shares of each series rank on parity with the Class B Preferred Shares of every other series and with every series of Class A Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding-up of the Bank.

Creation and Issue of Shares

Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Class B Preferred Shares, create any other class of shares ranking equal with or superior to the Class B Preferred Shares. In addition, the Bank may not, without the prior approval of the holders of the Class B Preferred Shares as a class given as specified below under “Shareholder Approvals” (in addition to such approvals as may be required by the Bank Act or any other legal requirement), (i) create or issue any shares ranking in priority to the Class B Preferred Shares; or (ii) create or issue any additional series of Class B Preferred Shares or any shares ranking pari passu with the Class B Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends are payable have been declared and paid or set apart for payment in respect of each series of cumulative Class B Preferred Shares then issued and outstanding and any declared and unpaid non-cumulative dividends have been paid or set apart for payment in respect of each series of non-cumulative Class B Preferred Shares then issued and outstanding. As at December 1, 2012, there were no outstanding Class B Preferred Shares which carry the right to cumulative dividends.

Voting Rights

The holders of the Class B Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified below under “Shareholder Approvals”.

Shareholder Approvals

Any approval to be given by the holders of the Class B Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66  2/3% of the votes cast at a meeting of holders of Class B Preferred Shares at which a majority of the outstanding Class B Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

Restraints on Bank Shares under the Bank Act

The Bank Act contains restrictions on the beneficial ownership of shares of a bank. No person may be a major shareholder of a bank if the bank has equity of $12 billion or more (which would include the Bank). A major shareholder is defined as a person, or group of persons under common control or acting jointly or in concert, that beneficially owns more than 20 per cent of any class of voting shares or more than 30 per cent of any class of non-voting shares of the bank.

In addition, no person may have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). A person has a significant interest in a class of shares of a bank where the person, or group of persons under common control or acting jointly or in concert, beneficially owns more than 10% of any class of shares of the bank.

There are also restrictions on a government or agent of a government being issued shares of a bank subject to certain exceptions requiring the consent of the Minister of Finance.

Ratings

The following table sets out ratings the Bank has received for its outstanding securities from the rating agencies, which are current to October 31, 2012.

	DBRS		S&P		Moody’s		Fitch
	Rating	Rank[1]	Rating	Rank	Rating	Rank	Rating	Rank
Short-term instruments	R-1 (high)	1 of 6	A-1	1 of 7	P-1	1 of 4	F1+	1 of 6
Deposits & senior debt	AA	2 of 10	A+	3 of 10	Aa2[2]	2 of 9	AA-	2 of 10
Subordinated debt	AA (low)	2 of 10	A-	3 of 10	Aa3[2]	2 of 9	A+	3 of 10
Preferred shares	Pfd-1 (low)	1 of 6	BBB+/ P-2 (high)	3 of 9 2 of 8	Baa1[2]	4 of 9	N/A	N/A
Trend/Outlook	Stable	--	Stable	--	RUR[3]	--	Stable	--

Notes: 1 Rank, as disclosed on each respective rating agency’s public website, refers to the assigned ratings rank out of all major assignable ratings for each debt or share class, 1 being the highest. Each assignable major rating may be modified further (+/-, high/low) to show relative standing within the major rating categories.

2 On review for downgrade as of October 26, 2012

3 “RUR” means Rating(s) Under Review

A definition of the categories of each rating as at December 1, 2012 has been obtained from the respective rating agency’s website and is outlined in Appendix II. Further information may be obtained from the applicable rating agency. On October 26, 2012, Moody’s Investors Services (“Moody’s”) announced that it had placed the long-term ratings of the Bank and five other Canadian banks on review for downgrade, including bank financial strength ratings, all senior debt, junior subordinated debt and preferred stock ratings. Moody’s stated that following the review, the senior debt and deposit ratings for the six banks are expected to generally be no more than one notch lower than at the date of Moody’s announcement. Moody’s affirmed the short term Prime-1 ratings of the six banks.

The credit ratings assigned to certain of the Bank’s securities by external rating agencies are important to our ability to raise capital and funding to support our business operations. Maintaining strong credit ratings allows the Bank to access capital markets at competitive pricing. Should our credit ratings experience a material downgrade, our cost of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of one or more of our ratings could also have other consequences, including those set out in Note 10 of the 2012 Financial Statements.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

As is customary, the Bank paid fees to credit rating agencies to obtain its credit ratings and expects to pay similar fees in the future. The Bank may also pay fees for other services offered by certain credit rating agencies in the ordinary course of business.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding common shares of the Bank are listed for trading on the TSX and on the New York Stock Exchange (“NYSE”) under the trading symbol “BMO”. The outstanding preferred shares of the Bank are listed on the TSX with the following trading symbols: “BMO.PR.H” for the Class B Preferred Shares Series 5; “BMO.PR.J” for the Class B Preferred Shares Series 13; “BMO.PR.K” for the Class B Preferred Shares Series 14; “BMO.PR.L” for the Class B Preferred Shares Series 15; “BMO.PR.M” for the Class B Preferred Shares Series 16; “BMO.PR.N” for the Class B Preferred Shares Series 18; “BMO.PR.O” for the Class B Preferred Shares Series 21; “BMO.PR.P” for the Class B Preferred Shares Series 23; and BMO.PR.Q for the Class B Preferred Shares Series 25. The following tables set forth the reported high and low trading prices in Canadian dollars and trading volumes of the common and preferred shares of Bank of Montreal on the TSX for the periods indicated. Prices are based upon the reported data from the TSX Historical Data Access.

	Preferred Shares
	BMO Common Shares	PR.H Series 5	PR.V Series 10[1]	PR.J Series 13	PR.K Series 14	PR.L Series 15	PR.M Series 16	PR.N Series 18	PR.O Series 21	PR.P Series 23	PR.Q Series 25
November 2011
-High Price ($)	59.97	26.28	25.47	26.00	26.39	27.52	26.24	27.47	27.70	27.00	25.65
-Low Price ($)	55.25	25.50	25.01	25.17	26.16	26.63	25.85	27.01	27.31	26.70	25.10
-Volume	49,151,362	88,872	157,743	279,550	79,754	222,294	150,413	116,187	137,414	186,166	395,466
December 2011
-High Price ($)	60.09	26.37	25.60	26.49	26.88	27.32	26.10	27.52	27.65	27.45	25.50
-Low Price ($)	54.38	25.81	25.05	25.27	26.07	27.03	25.80	26.96	27.35	26.65	25.01
-Volume	40,412,131	164,865	246,911	168,315	79,046	211,030	144,097	97,108	78,223	131,331	146,405
January 2012
-High Price ($)	61.29	26.39	25.72	26.75	27.04	28.05	26.32	27.64	27.75	27.60	26.23
-Low Price ($)	56.32	25.80	24.95	25.92	26.35	27.17	25.78	27.00	27.08	26.80	25.30
-Volume	32,966,298	73,852	624,305	391,364	130,239	346,732	130,892	154,350	271,518	341,958	402,984
February 2012
-High Price ($)	59.09	26.30	25.00	26.28	27.14	27.73	26.02	27.25	27.47	27.29	25.99
-Low Price ($)	57.69	25.68	24.95	25.48	26.38	27.07	25.82	26.93	26.97	26.80	25.61
-Volume	33,823,488	83,460	275,255	336,846	136,392	348,456	424,866	181,850	130,088	228,961	224,284
March 2012
-High Price ($)	59.91	26.39		25.99	26.81	27.50	26.19	27.22	27.41	27.17	26.10
-Low Price ($)	56.54	25.74	-	25.61	26.30	26.65	25.85	26.78	26.76	26.76	25.13
-Volume	34,752,341	86,325		311,788	156,743	168,216	83,847	68,063	169,662	391,356	245,668
April 2012
-High Price ($)	59.66	26.15		25.94	26.70	27.20	26.23	27.23	27.37	27.10	25.75
-Low Price ($)	57.65	25.78	-	25.58	26.17	26.75	25.60	26.74	26.82	26.58	25.30
-Volume	25,861,198	51,778		221,885	215,775	195,106	195,935	94,194	410,402	280,622	283,131
May 2012
-High Price ($)	58.73	26.09		26.40	26.49	27.17	25.92	26.92	27.05	26.89	25.74
-Low Price ($)	54.07	25.41	-	25.84	26.03	26.68	25.47	26.42	26.55	26.44	25.11
-Volume	31,182,962	95,087		517,819	102,208	141,675	207,511	194,682	149,375	357,595	251,345
June 2012
-High Price ($)	56.29	25.80		26.09	26.54	26.99	25.69	26.76	27.13	26.75	25.64
-Low Price ($)	53.15	25.47	-	25.75	25.95	26.56	25.46	26.36	26.57	26.41	25.16
-Volume	27,310,662	531,350		178,057	88,343	217,216	446,931	147,765	657,458	197,287	218,708
July 2012
-High Price ($)	58.50	26.18		26.29	26.63	27.50	25.99	27.15	27.39	27.40	25.97
-Low Price ($)	56.42	25.60	-	25.64	26.21	26.90	25.52	26.65	26.86	26.40	25.37
-Volume	22,659,640	199,798		393,273	58,508	107,379	480,692	103,405	173,227	212,376	124,692
August 2012
-High Price ($)	58.68	25.96		26.29	26.46	27.28	25.60	26.74	26.92	27.20	25.80
-Low Price ($)	56.72	25.68	-	25.92	26.23	26.89	25.21	26.33	26.61	26.32	25.37
-Volume	26,086,754	59,918		122,866	1,211,269	295,925	460,777	55,936	254,720	454,954	277,339
September 2012
-High Price ($)	58.54	25.84		26.13	26.40	27.19	25.55	26.84	26.99	26.99	25.74
-Low Price ($)	56.96	25.61	-	25.91	26.29	26.90	25.32	26.39	26.74	26.46	25.28
-Volume	23,438,305	35,468		115,610	231,655	100,576	210,444	61,440	110,203	130,246	231,208
October 2012
-High Price ($)	59.96	26.00		26.14	26.41	27.10	25.63	26.89	27.10	27.10	25.50
-Low Price ($)	58.17	25.49	-	25.66	26.01	26.57	25.08	26.42	26.65	26.70	25.08
-Volume	26,005,075	152,712		253,850	450,879	179,002	168,931	612,528	222,436	286,382	285,254

1 On February 25, 2012, the Bank redeemed all of its US$300,000,000 outstanding Class B Preferred Shares Series 10.

Prior Sales

From time to time, the Bank issues principal at risk notes. The Bank did not issue any shares or subordinated indebtedness not listed or quoted on a marketplace in fiscal 2012. For a list of all outstanding subordinated indebtedness of the Bank, see Note 17 to the 2012 Financial Statements.

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

As at December 1, 2012, the following were directors of the Bank.

DIRECTOR NAME AND PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE	DIRECTOR SINCE
Robert M. Astley Corporate Director	Waterloo, Ontario Canada	October 26, 2004
Jan M. Babiak Corporate Director	Franklin, Tennessee USA	October 23, 2012
Sophie Brochu President and Chief Executive Officer Gaz Métro Inc., a natural gas distributor	Bromont, Québec Canada	March 22, 2011
George A. Cope President and Chief Executive Officer BCE and Bell Canada, communications companies	Toronto, Ontario Canada	July 25, 2006
William A. Downe President and Chief Executive Officer BMO Financial Group	Toronto, Ontario Canada	March 1, 2007
Christine A. Edwards Partner Winston & Strawn LLP, a law firm	Lake Forest, Illinois U.S.A.	August 1, 2010
Ronald H. Farmer Managing Director Mosaic Capital Partners, a holding company	Markham, Ontario Canada	November 25, 2003
Eric R. La Flèche President and Chief Executive Officer Metro Inc., a food and pharmaceutical retailer and distributor	Mount Royal, Québec Canada	March 20, 2012
Bruce H. Mitchell President and Chief Executive Officer Permian Industries Limited, a management and holding company	Toronto, Ontario Canada	August 17, 1999
Philip S. Orsino, O.C., F.C.A. President Jeld-Wen Inc., a manufacturing company	Toronto, Ontario Canada	July 1, 1999
Dr. Martha C. Piper, O.C., O.B.C. Corporate Director	Vancouver, British Columbia Canada	July 25, 2006
J. Robert S. Prichard, O.C., O.Ont. Chairman of the Board Bank of Montreal and Chair of Torys LLP, a law firm	Toronto, Ontario Canada	July 18, 2000
Guylaine Saucier, C.M., F.C.A. Corporate Director	Montreal, Québec Canada	May 1, 1992
Don M. Wilson III Corporate Director	Greenwich, Connecticut U.S.A	March 28, 2008

Directors of the Bank hold office until the next Annual Meeting of Shareholders or until such person’s successor is elected or appointed, unless such person’s office is earlier vacated.

Since November 1, 2007, the directors have held the principal occupations described above, or other positions with the same, predecessor or associated firms with the exceptions of: Ms. Babiak, who prior to December, 2009, was Managing Partner at Ernst & Young LLP; Mr. Orsino, who prior to August, 2011 was a corporate director; and Mr. Prichard, who prior to August, 2010, was President and Chief Executive Officer of Metrolinx and prior to May, 2009, was President and Chief Executive Officer of Torstar Corporation.

Board Committee Members

There are four committees of the Board of Directors made up of the following members:

Audit and Conduct Review Committee: Philip Orsino (Chair); Jan Babiak; Sophie Brochu; Ronald Farmer; Eric La Flèche; Martha Piper; and Guylaine Saucier.

Governance and Nominating Committee: Martha Piper (Chair); Robert Astley; Ronald Farmer; Philip Orsino; Robert Prichard; and Don Wilson III.

Human Resources Committee: Robert Astley (Chair); George Cope; Christine Edwards; Ronald Farmer; Robert Prichard; and Don Wilson III.

Risk Review Committee: Don Wilson III (Chair); Robert Astley; Christine Edwards; Bruce Mitchell; Robert Prichard; and Guylaine Saucier.

Executive Officers

At December 1, 2012, the following were executive officers of Bank of Montreal:

EXECUTIVE OFFICER NAME	PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE
William A. Downe	President and Chief Executive Officer, BMO Financial Group	Toronto, Ontario Canada
Jean Michel Arès	Group Head, Technology and Operations, BMO Financial Group	Alpharetta, Georgia U.S.A.
Ellen M. Costello	Chief Executive Officer, BMO Financial Corp. and U.S. Country Head	Chicago, Illinois U.S.A.
Simon A. Fish	Executive Vice-President and General Counsel, BMO Financial Group	Toronto, Ontario Canada
Thomas E. Flynn	Executive Vice-President and Chief Financial Officer, BMO Financial Group	Toronto, Ontario Canada
Mark F. Furlong	President and Chief Executive Officer, BMO Harris Bank N.A.	Chicago, Illinois U.S.A.
Thomas V. Milroy	Chief Executive Officer, BMO Capital Markets, BMO Financial Group	Toronto, Ontario Canada
Gilles G. Ouellette	President and Chief Executive Officer, Private Client Group, BMO Financial Group	Toronto, Ontario Canada
Surjit Rajpal	Executive Vice-President and Chief Risk Officer, BMO Financial Group	Winnetka, Illinois U.S.A.
Richard Rudderham	Executive Vice-President and Head of Human Resources, BMO Financial Group	Toronto, Ontario Canada
Franklin J. Techar	President and Chief Executive Officer, Personal and Commercial Banking Canada, BMO Bank of Montreal	Toronto, Ontario Canada
Douglas B. Stotz	Executive Vice-President and Chief Marketing Officer, BMO Financial Group	Toronto, Ontario Canada

All of the above named executive officers have held their present positions or other senior positions with Bank of Montreal or its subsidiaries during the past five years, with the exception of: Mr. Arès, who prior to April 2010, was Senior Vice-President and Chief Information Officer at The Coca-Cola Company; Mr. Fish, who prior to May 2008, was Executive Vice-President and General Counsel at Vale Inco Limited; Mr. Furlong, who prior to July 2011, was the Chief Executive Officer of Marshall & Ilsley Corporation; and Mr. Stotz, who prior to February 2011, was a partner in the Financial Services Practice at Bain & Company.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at October 31, 2012, the directors and executive officers of Bank of Montreal, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 693,102 of Bank of Montreal’s common shares, representing approximately 0.1% of Bank of Montreal’s issued and outstanding common shares.

Additional Disclosure for Directors and Executive Officers

To the Bank’s knowledge, no director or executive officer of the Bank:

(a)	is, as at December 4, 2012, or was, within the 10 years before, a director, chief executive officer or chief financial officer of any company (including the Bank):

(i)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at December 4, 2012, or has been, within the 10 years before, a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before December 4, 2012, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer;

Except for the following:

Mr. Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until his resignation in March 2008. In April 2008, CFM Corporation filed for protection under the CCAA; and

Mme. Saucier, a director of the Bank, was a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trade order was revoked on June 21, 2005. Mme Saucier is no longer a director of Nortel Networks Corporation.

To the Bank’s knowledge, none of our directors or executive officers have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of certain legal proceedings to which the Bank is a party appears under the heading “Legal Proceedings” in Note 28 of the 2012 Financial Statements.

In the ordinary course of business, certain subsidiaries of the Bank are assessed fees or fines by a Canadian securities regulatory authority in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Bank. In addition, the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, and accordingly fees, administrative penalties, settlement agreements and sanctions may be categorized differently by certain regulators.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Bank’s common and preferred shares is Computershare Trust Company of Canada with transfer facilities in the cities of Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver. In addition, Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as transfer agents and registrars for the Bank’s common shares in London, England and Golden, Colorado, respectively.

INTERESTS OF EXPERTS

The Bank’s Shareholders’ Auditors are KPMG LLP, who has prepared the Shareholders’ Auditors’ Reports on pages 118 and 117 of the 2012 Financial Statements. KPMG LLP is independent of the Bank within the meaning of the Rules of Professional Conduct/Code of Ethics of various Canadian provincial institutes/ordre and the United States Securities Act of 1933 and the applicable rules and regulations thereunder.

AUDIT AND CONDUCT REVIEW COMMITTEE INFORMATION

Composition of the Audit and Conduct Review Committee

The Audit and Conduct Review Committee of the Bank is composed of the following seven members: Philip Orsino (Chair); Jan Babiak; Sophie Brochu; Ronald Farmer; Eric La Flèche; Martha Piper; and Guylaine Saucier. The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Appendix I to this Annual Information Form.

The Board of Directors believes that the composition of the Audit and Conduct Review Committee reflects a high level of financial literacy and expertise. Each member of the Audit and Conduct Review Committee has been determined to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the NYSE corporate governance listing standards. In addition, each of Mr. Orsino and Mmes. Saucier and Babiak has been determined to be an “Audit Committee Financial Expert” as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Audit and Conduct Review Committee:

Mr. Orsino has a B.A. from University of Toronto and is a Fellow of the Institute of Chartered Accountants. He is the President of Jeld-Wen Inc., a global integrated manufacturer of building products. He was formerly President and CEO of Masonite International Corporation until October 2005, which was listed on the TSX and NYSE. Mr. Orsino was appointed an Officer of the Order of Canada in 2004 and was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award.

Ms. Babiak holds a B.B.A. in accounting from the University of Oklahoma, an M.B.A. from Baldwin Wallace University and is a Chartered Accountant in the United Kingdom and a Certified Public Accountant in the United States. Ms. Babiak was formerly a Managing Partner at Ernst & Young LLP.

Ms. Brochu is a graduate in economics from Université Laval and is the President and Chief Executive Officer of Gaz Métro, which is part of Valener Inc., a publicly traded company. Ms. Brochu also serves on the board of another Canadian public company.

Mr. Farmer holds a B.A. and an M.B.A. from The University of Western Ontario. He is Managing Director of Mosaic Capital Partners, a holding company with interests in several private companies. Prior to joining Mosaic in 2003, Mr. Farmer spent 25 years with McKinsey & Company including acting as Managing Partner of the Canadian practice from 1991 to 1997. He currently serves on the boards of several public and private companies.

Mr. La Flèche holds an M.B.A. from Harvard Business School and is the President and Chief Executive Officer of Metro Inc., a publicly traded company. Mr. La Flèche also holds a law degree from the University of Ottawa.

Dr. Piper received a B.Sc from the University of Michigan, an M.A. from the University of Connecticut and a Ph.D from McGill University. She served as President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Dr. Piper also serves on the boards of other Canadian public companies.

Mme. Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal and is a Fellow of the Institute of Chartered Accountants. She is a former Chair of the Canadian Institute of Chartered Accountants (“CICA”) and was Chair of the Joint Committee on Corporate Governance established by the CICA, the TSX and the Canadian Venture Exchange. Throughout her career, she has been active on boards and the audit committees of major Canadian and international public companies.

Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees

Information regarding fees paid to the Shareholders’ Auditors, KPMG LLP, in the years ended October 31, 2012 and 2011, and the related pre-approval policies and procedures, appears on page 74 of the 2012 MD&A.

ADDITIONAL INFORMATION

Additional information about Bank of Montreal is available on the Bank’s web site at www.bmo.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC’s web site at www.sec.gov/edgar.

Additional information, including directors’ and executive officers’ remuneration and indebtedness and securities authorized for issuance under equity compensation plans is contained in the Bank’s proxy circulars, the most recent of which is dated January 31, 2012 in connection with the Bank’s Annual Meeting of Shareholders held on March 20, 2012 (the “2012 Proxy Circular”) and the proxy circular expected to be dated as of January 31, 2013 in connection with the Bank’s Annual Meeting of Shareholders to be held on April 10, 2013 (the “2013 Proxy Circular”).

Additional financial information is provided in the 2012 Financial Statements and the 2012 MD&A for the fiscal year ended October 31, 2012.

Copies of this Annual Information Form, as well as copies of the 2012 Financial Statements, the 2012 MD&A, the Bank’s 2012 Annual Report (once mailed to shareholders) and the 2013 Proxy Circular (once mailed to shareholders), may be obtained from:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario

Canada M5X 1A1

Telephone: 416-867-6785

Fax: 416-867-6793

Email: corp.secretary@bmo.com

APPENDIX I

BANK OF MONTREAL

AUDIT AND CONDUCT REVIEW COMMITTEE CHARTER

The Committee is responsible for assisting the Board in fulfilling its oversight responsibility for the integrity of the Bank’s financial reporting; the effectiveness of the Bank’s internal controls; the performance of the Bank’s internal and external audit functions; the independent auditor’s qualifications and independence; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics.

In addition, the Committee will also act as the audit and conduct review committee of Designated Subsidiaries. In carrying out these responsibilities, the Committee will, either directly or through one or more sub-committees, perform the duties set out in this Charter and such other duties as may be necessary or appropriate including:

PART I

MANDATE

1.1	Financial Reporting

1.1.1	reviewing, together with management and the Shareholders’ Auditors:

(i)	the appropriateness of, and any changes to, the Bank’s accounting and financial reporting;

(ii)	the accounting treatment, presentation and impact of significant risks and uncertainties;

(iii)	any material relevant proposed changes in accounting standards and securities policies or regulations;

(iv)	key estimates and judgments of management; and

(v)	significant auditing and financial reporting issues and the method of resolution;

1.1.2	reviewing, together with management and the Shareholders’ Auditors, and approving or, if appropriate, recommending to the Board:

(i)

prior to Board review or public disclosure, the audited annual and unaudited interim financial statements and related management’s discussion and analysis, the annual information form, earnings guidance provided to ratings agencies or analysts, and any other financial or non-financial (as considered appropriate) information in material public disclosure documents (other than earnings coverage ratios, capitalization tables and summary financial information derived from any of the foregoing); and

(ii)	such returns to OSFI requiring review under the Bank Act (Canada);

1.1.3

seeking confirmation from management that the Bank’s annual and interim financial filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of the relevant date and for the relevant periods, prior to recommending to the Board for approval; and

1.1.4

periodically reviewing the Bank’s procedures for the review of: (i) financial information extracted or derived from the Bank’s financial statements that is to be publicly disclosed and has not otherwise been reviewed by the Committee; and (ii) financial information provided to rating agencies or analysts.

1.2	Internal Controls

1.2.1

approving and overseeing the design, implementation, maintenance and effectiveness of the Bank’s Internal Control Corporate Policy, including controls related to the prevention, identification and detection of fraud and reviewing and monitoring other Bank corporate policies as the Committee considers appropriate;

1.2.2

requiring management to design, implement, and maintain appropriate internal control procedures and reviewing management’s certifications and assessment of the Bank’s internal control over financial reporting and the associated Shareholders’ Auditors’ report;

1.2.3	reviewing reports on the effectiveness of disclosure controls and procedures;

1.2.4

reviewing and discussing reports from management and the Chief Auditor as to the identification of any deficiencies or weaknesses in the design or operation of the Bank’s internal control over financial reporting and reviewing any recommendations or implementations to rectify; and

1.2.5	reviewing as required, correspondence relating to inquiries or investigations by regulators concerning internal controls.

1.3	Internal Audit Function

1.3.1	overseeing and reviewing at least annually, the overall internal audit function, its resources and independence, and reviewing and approving the audit plans;

1.3.2	reviewing and approving the Bank’s corporate policy setting out the terms of reference of the internal audit function and the Chief Auditor;

1.3.3	reviewing the quarterly report of the Chief Auditor, together with management’s response;

1.3.4	reviewing at least semi-annually with the Chief Auditor reports of banking regulators to the Bank and any required action by management;

1.3.5	reviewing any other reports submitted to the Committee by the Chief Auditor; and

1.3.6	communicating directly with the Chief Auditor and participating in his or her initial and ongoing engagement and evaluation.

1.4	Shareholders’ Auditors

1.4.1	reviewing and evaluating the qualifications, performance and independence of the Shareholders’ Auditors and the lead auditor;

1.4.2	reviewing Shareholders’ Auditors’ audits with the Shareholders’ Auditors, the Chief Auditor, and management including:

(i)	the Shareholders’ Auditors’ evaluation of the Bank’s internal control over financial reporting;

(ii)

the degree of cooperation the Shareholders’ Auditors received from management; any problems or difficulties experienced by the Shareholders’ Auditors in conducting the audit, including management’s responses, any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(iii)	the existence of problems or potential problems related to accounting and auditing matters;

(iv)	the appropriateness and quality of all critical accounting policies and practices used by the Bank and of the selection of new policies and practices; and

(v)

any material judgments that have been discussed with management, the ramifications of their use and the Shareholders’ Auditors’ preferred treatment, as well as any other material communications with management;

and advising the Board of these matters as considered appropriate;

1.4.3	overseeing the resolution of any disagreements between the Shareholders’ Auditors and management;

1.4.4	reviewing all material correspondence between the Shareholders’ Auditors and management related to audit findings;

1.4.5	reviewing the Shareholders’ Auditors’ report under Section 328 of the Bank Act (Canada);

1.4.6

obtaining and reviewing a report from the Shareholders’ Auditors at least annually addressing: (i) the Shareholders’ Auditors’ internal quality control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the Shareholders’ Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the Shareholders’ Auditors; (iii) any steps taken to deal with any such issues; (iv) the Shareholders’ Auditors’ internal procedures to ensure independence; and (v) delineating all relationships between the Shareholders’ Auditors and the Bank;

1.4.7	reviewing any notices required to be delivered to the Committee by the Shareholders’ Auditors and taking such action and making recommendations to the Board as appropriate;

1.4.8	reviewing the terms of the Shareholders’ Auditors’ engagement, the annual audit plan and total fees payable and making recommendations to the Board as appropriate;

1.4.9

requiring the Shareholders’ Auditors to confirm annually, in writing, that they are independent in accordance with applicable independence rules and report directly to the Committee, as representatives of the Bank’s shareholders;

1.4.10	reviewing and approving the Bank’s Auditor Independence Corporate Policy;

1.4.11	pre-approving all audit services and permitted non-audit services by the Shareholders’ Auditors;

1.4.12

reviewing and approving the Bank’s policies for hiring current or former partners or employees of the current or former Shareholders’ Auditors and reviewing the Shareholders’ Auditors’ partner rotation; and

1.4.13	recommending to the Board the appointment or termination of the Shareholders’ Auditor.

1.5	Finance, Compliance and Risk Functions

1.5.1

reviewing and jointly, with the Human Resources Committee, recommending to the Board the respective appointment or change of the Chief Financial Officer (the “CFO”), and the Chief Compliance Officer (the “CCO”) and annually reviewing and approving (i) their respective mandates; and (ii) the organizational structure and resources of the finance and compliance functions and assessing their effectiveness having regard to their respective roles as independent control functions; and

1.5.2	reviewing the results of independent reviews of the finance and compliance functions.

1.6	Risk Management

1.6.1	monitoring the Bank’s major financial risk exposures, the policies implemented and the steps management has taken to monitor and control such exposures; and

1.6.2	reviewing any investments or transactions that could adversely affect the wellbeing of the Bank as the Shareholders’ Auditors or any other officer of the Bank may bring to the Committee’s attention.

1.7	Legal and Regulatory Compliance

1.7.1

reviewing, with the Bank’s General Counsel and the Chief Compliance Officer, the adequacy and effectiveness of the Bank’s legislative compliance management framework and the results of related monitoring and oversight activities;

1.7.2	reviewing an annual report on significant litigation matters and reviewing quarterly any material developments;

1.7.3	reviewing and approving the Bank’s Anti-Money Laundering and Terrorist Financing Program framework, including key policies and any significant amendments;

1.7.4	meeting, at least annually, with the Chief Anti-Money Laundering Officer and the Chief Auditor to review their respective reports on the Anti-Money Laundering/Anti-Terrorist Financing Program;

1.7.5	meeting annually with representatives of OSFI as a Committee or as part of the Board, to receive OSFI’s report on the results of its annual examination of the Bank; and

1.7.6	reviewing any other relevant reports of regulators to the Bank and any required action by management.

1.8	Business Conduct, Sustainability and Ethics

1.8.1

reviewing and recommending for Board approval, FirstPrinciples, the Bank’s code of business conduct and ethics and reviewing and approving the Bank’s Disclosure, Anti-Corruption and Anti-Money Laundering and Terrorist Financing Policies;

1.8.2	approving any waivers from FirstPrinciples, as appropriate;

1.8.3	reviewing reports to the Committee relating to employee conduct procedures;

1.8.4

establishing and reviewing procedures for the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal control over financial reporting or auditing matters; and the confidential anonymous submission of concerns by employees of the Bank regarding questionable accounting or auditing matters;

1.8.5	reviewing quarterly reports relating to employee concerns received through the Office of the Ombudsman;

1.8.6	reviewing reports to the Committee on environmental, social and governance issues;

1.8.7

reviewing any “up the ladder” report received by the Committee in accordance with written procedures adopted by the Committee. The Bank’s “up the ladder” procedure, adopted by the Bank’s Legal Group, sets out reporting protocols that comply with s.307 of the Sarbanes Oxley Act of 2002 for the Bank’s lawyers in the event of a material violation of certain laws; and

1.8.8	determining the necessity of, and overseeing any, investigations in connection with any “up the ladder” report.

1.9	Aircraft and Chief Executive Officer Expense Accounts

1.9.1	reviewing, on an annual basis, the report on Bank aircraft and Chief Executive Officer expense accounts; and

1.9.2	The chair of the Committee will review, on a quarterly basis, the report on Chief Executive Officer expense accounts.

1.10	Self Dealing

1.10.1	reviewing the effectiveness of self-dealing identification and procedures established by management for related and affected parties and monitoring compliance with applicable laws;

1.10.2

reviewing and approving as considered appropriate: (i) practices to identify related party transactions that could have a material effect on the stability or solvency of the Bank and; (ii) the measurement criteria and benchmarks for permitted related party transactions;

1.10.3	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and

1.10.4	reviewing reports to the Committee on related and affected party transactions.

1.11	Conflicts of Interest and Confidential Information

1.11.1	overseeing the Bank’s procedures to identify, resolve and, where possible, reduce incidences of, conflicts of interest;

1.11.2	overseeing the Bank’s procedures to restrict the use and disclosure of confidential information and compliance with privacy legislation including the approval of the Bank’s Disclosure Policy; and

1.11.3	reviewing reports to the Committee relating to the use and disclosure of customer and employee information.

1.12	Consumer Protection Measures and Complaints

1.12.1

overseeing the Bank’s procedures to make disclosure of information to Bank customers as required by the Bank Act (Canada), the Trust and Loan Companies Act (Canada), and the Insurance Companies Act (Canada);

1.12.2	monitoring the Bank’s procedures for dealing with complaints;

1.12.3	reviewing the annual report of the Office of the Ombudsman on complaint resolution;

1.12.4	monitoring the Bank’s procedures for complying with obligations imposed by the Financial Consumer Agency of Canada and applicable U.S. regulatory agencies; and

1.12.5	reviewing reports to the Committee relating to disclosure of information to customers and complaints.

PART II

COMPOSITION

2.1	Members

2.1.1

The Committee will consist of three or more directors as determined by the Board. At least a majority of the members of the Committee will not be “affiliated” with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee will be: (i) a director who is not an officer or employee of the Bank or an affiliate of the Bank; and (ii) “independent” for the purposes of applicable Canadian and United States securities laws and the New York Stock Exchange Rules.

2.1.2

Each member of the Committee will be Financially Literate (or be willing and able to acquire the necessary knowledge within a reasonable period of time) and the Committee will have at least one Audit Committee Financial Expert. Members of the Committee will not serve on more than three public company audit committees without the approval of the Board. Members of the Committee may not receive any compensation from the Bank other than director and committee fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service).

2.1.3

The Board will, having considered the recommendation of the Governance and Nominating Committee, appoint the members of the Committee and the chair of the Committee annually following the meeting of the shareholders at which directors are elected each year. Each successor to the chair will be designated by the Board, having considered the recommendation of the Governance and Nominating Committee, at least three months prior to the anticipated date of retirement of the chair. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of directors and increase the number of Committee members as it determines appropriate. If a member of the Committee becomes “affiliated” with the Bank for the purposes of the Bank Act (Canada), the member may continue as a member of the Committee with the approval of the Governance and Nominating Committee, in consultation with the Bank’s General Counsel. Any member of the Committee may be removed or replaced at any time by the Board.

PART III

COMMITTEE PROCEDURE

3.1	Meetings

3.1.1

The Committee will meet as frequently as it determines necessary but not less than once each quarter. Meetings may be called by the chair of the Board, the chair of the Committee or any two members of the Committee. The chair of the Committee must call a meeting when requested to do so by any member of the Committee, the Shareholders’ Auditors, the Chief Auditor, the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel.

3.1.2

Notice of the time and place of each meeting of the Committee, other than ad hoc meetings, will be given to each member of the Committee and the Shareholders’ Auditors, not less than 48 hours before the time when the meeting is to be held. A quorum of the Committee will be a majority of its members. The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present and at which a majority of the members present are resident Canadians and attending in person or by telephone or other electronic means. Each member is entitled to one vote in Committee proceedings.

3.1.3	Notice of the time and place of ad hoc meetings will be given to each member not less than two hours before the time when the meeting is to be held.

3.1.4

The chair will preside at all meetings of the Committee at which he or she is present and will, in consultation with the Chief Financial Officer, Chief Auditor, Shareholders’ Auditors, and the General Counsel develop the agenda for each Committee meeting. The agenda for each meeting of the Committee, other than ad hoc meetings, will be delivered to each member of the Committee at least 48 hours prior to any meeting of the Committee, together with such other materials as the chair determines necessary. The chair will designate from time to time a person who may be, but need not be, a member of the Committee, to be secretary of the Committee. Minutes will be kept of all meetings of the Committee and will be maintained by the secretary of the Committee.

3.1.5	The procedure at meetings is to be determined by the Committee unless otherwise determined by the By-Laws of the Bank, by a resolution of the Board or by this Charter.

3.1.6

The Committee will meet at least quarterly in separate private sessions with each of management, the Chief Auditor, Shareholders’ Auditors and General Counsel. After such sessions, the Committee will also meet with only members of the Committee present. The Committee may invite any director, officer or employee of the Bank or the Bank’s counsel or Shareholders’ Auditors or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Shareholders’ Auditors will, at the expense of the Bank, be entitled to attend and be heard at any meeting of the Committee.

3.2	Reports

3.2.1

The Committee will report the proceedings of each meeting and all recommendations made by the Committee at such meeting to the Board at the Board’s next meeting. The Committee will make such recommendations to the Board as it may deem appropriate. The Committee will also prepare the report of the Committee to be included in the Bank’s information circular and such other reports relating to the activities of the Committee as may be required by the Bank or the Board from time to time. In addition, the Committee will prepare and submit to the Board for its review and approval the report required to be submitted by the Board to OSFI within 90 days after the financial year-end of the Bank concerning the activities of the Committee during the year in carrying out its conduct review responsibilities.

3.3	Access to Management and Outside Advisors and Continuing Education

3.3.1

The Committee will have full, free and unrestricted access to management and employees, the Chief Auditor and to the Shareholders’ Auditors. The Committee has the authority to engage independent legal counsel, consultants or other advisors, with respect to any issue or to assist it in fulfilling its responsibilities without consulting or obtaining the approval of any officer of the Bank. The Bank will provide appropriate funding, as determined by the Committee, for the payment of: compensation to the Shareholders’ Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing the audit, review or attest services for the Bank; compensation to any advisors employed by the Committee; and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.3.2	The Committee will have access to continuing education programs to assist the Committee in fulfilling its responsibilities and the Bank will provide appropriate funding for such programs.

3.4	Annual Review and Assessment

3.4.1

An annual review and assessment of the Committee’s performance and effectiveness, including a review of its compliance with this Charter, will be conducted in accordance with the process developed by the Board’s Governance and Nominating Committee and approved by the Board. The results thereof will be reported in accordance with the process established by the Board’s Governance and Nominating Committee and approved by the Board.

3.4.2

The Committee will review and assess the adequacy of this Charter on an annual basis taking into account all legislative and regulatory requirements applicable to the Committee as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Bank has a reporting relationship and, if appropriate, will recommend changes to the Board’s Governance and Nominating Committee.

3.5	Definitions

“Audit Committee Financial Expert” means a person who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Bank’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal control over financial reporting; and

(v)	an understanding of audit committee functions;

acquired through any one or more of the following:

(A)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D)	other relevant experience.

“Auditor Independence Policy” means the Bank’s Auditor Independence Policy that provides guidance for engaging the Shareholders’ Auditors to perform audit and permitted non-audit services for the Bank, its subsidiaries and material entities over which the Bank has significant influence.

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

“Committee” means the Audit and Conduct Review Committee of the Board of Directors of Bank of Montreal.

“Chief Anti-Money Laundering Officer” means the Bank’s officer appointed as Chief Anti-Money Laundering Officer.

“Designated Subsidiary” means as requested by the Board, those subsidiaries of the Bank for which the Committee will act as audit and conduct review committee.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

“OSFI” means the Office of the Superintendent of Financial Institutions.

“Shareholders’ Auditors” mean the independent financial statement auditors of the Bank.

APPENDIX II

CREDIT RATING CATEGORIES

(a)	DBRS Limited (“DBRS”)

DBRS has different rating scales for short-term debt, long-term debt and preferred shares. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “high”, “middle” and “low”. The R-1(high) rating assigned to the Bank’s short-term instruments is the highest of six rating categories; this rating is of the highest credit quality and the capacity for the payment of short-term financial obligations as they fall due is exceptionally high; unlikely to be adversely affected by future events.

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which the obligations have been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The AA rating assigned to the Bank’s deposits and senior debt and AA (low) rating assigned to its subordinated debt are the second highest of the ten rating categories. Long-term financial obligations rated AA are of superior credit quality and capacity for the payment of financial obligations is considered high; credit quality differs from AAA only to a small degree; unlikely to be significantly vulnerable to future events.

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The Pfd-1 (low) rating assigned to the Bank’s preferred shares is the highest of six rating categories. It indicates that the preferred shares are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics.

The “Stable” rating trend indicates that the rating is not likely to change.

(b)	Standard & Poor’s (“S&P”)

S&P has different rating scales for short-term debt, long-term debt and preferred shares. On December 13, 2011, Standard & Poor’s Rating Services affirmed the issuer credit ratings on nine Canadian financial institutions following a global recalibration of analytical criteria for determining credit ratings on banks.

S&P short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The A-1 rating assigned to the Bank’s short-term instruments is the highest of seven rating categories for short-term debt and indicates S&P’s view that the Bank’s capacity to meet its financial commitments on these obligations is strong.

S&P long-term issue credit ratings are based, in varying degrees, on the following considerations: Likelihood of payment - capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The A+ rating assigned to the Bank’s long-term deposits and senior debt and the A- rating assigned to its subordinated debt issues are the third highest of ten categories for long-term issue credit ratings. An A- rating indicates that the obligor’s capacity to meet its financial commitment is strong, although the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

Rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action.

An S&P preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. The Canadian scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. The Bank’s preferred shares have been assigned a BBB+ rating on S&P’s global rating scale and a P-2 (High) rating on S&P’s Canadian national scale for preferred shares. The BBB+ rating category is the third highest of the nine categories on the global preferred share scale. The P-2 rating category is the second highest of the eight categories on the Canadian preferred share scale. A reference to “high”, “medium” or “low” reflects the relative strength within the rating category.

A “Stable” rating outlook means that a rating is not likely to change.

(c)	Moody’s Investors Service (“Moody’s”)

Moody’s has different rating scales for short-term debt, long-term debt and preferred shares.

On October 26, 2012, Moody’s Investors Services (“Moody’s”) announced that it had placed the long-term ratings of the Bank and five other Canadian banks on review for downgrade, including bank financial strength ratings, all senior debt, junior subordinated debt and preferred stock ratings. Moody’s stated that following the review, the senior debt and deposit ratings for the six banks are expected to generally be no more than one notch lower than at the date of Moody’s announcement. Moody’s affirmed the short term Prime-1 ratings of the six banks.

Ratings assigned by Moody’s, based on its global long-term and short-term rating scales, are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect the likelihood of a default on contractually promised payments. The P-1 rating assigned to the Bank’s short-term instruments is the highest of four rating categories and indicates issuers (or supporting institutions) that have a superior ability to repay short-term debt obligations.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one-year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The Aa2 rating assigned to the Bank’s deposits and senior debt and the Aa3 rating assigned to the Bank’s subordinated debt are each the second highest of nine rating categories. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aaa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. The Baa1 rating assigned to the Bank’s preferred shares is the fourth highest of nine categories.

Moody’s Issuer Ratings are opinions of the ability of entities to honour senior unsecured financial counterparty obligations and contracts.

A Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term.

The rating outlook designation of RUR (Rating(s) Under Review) indicates an issuer has one or more ratings under review.

(d)	Fitch

Fitch has different rating scales for short-term debt and deposits, senior debt and subordinated debt.

A short-term issuer or obligation rating is based on the short-term vulnerability to default of the rated entity or security stream and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. The F1+ rating assigned to the Bank’s short-term instruments is the highest of six rating categories and indicates the strongest intrinsic capacity for the timely payment of financial commitments. The added “+” denotes an exceptionally strong credit feature.

Long-term credit ratings are used as a benchmark measure of probability of default and are formally described as an Issuer Default Rating (“IDR”). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The AA- and A+ ratings assigned to the Bank’s deposits and senior debt and to its subordinated debt, respectively, are the second and third highest of 10 rating categories for long-term debt, respectively. “AA” ratings denote expectations of very low default risk and indicate very strong capacity for payment of financial commitments; this capacity is not significantly vulnerable to foreseeable events. “A” ratings denote expectations of low default risk and the capacity for payment of financial commitments is considered strong; this capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. Within some of the rating levels, Fitch further differentiates the rankings by pluses and minuses to denote relative status within major rating categories.

The “Stable” rating outlook means that the rating is not likely to change during a one to two-year period.